WISeKey’s Subsidiary, SEALSQ Announces Entry into a Memorandum of Understanding Regarding a Potential Strategic Investment and Acquisition of Quantum Computing Firm Quobly

Quobly is a pioneer in quantum microelectronics, developing silicon-based quantum processors using proven semiconductor manufacturing processes

Geneva, Switzerland, January 14, 2026 – Ad hoc announcement pursuant to Art. 53 LR - WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company, today announces that its subsidiary, SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a global leader in semiconductors security and Post-Quantum Cryptography (PQC) solutions, has entered into a non-binding Memorandum of Understanding leading to exclusive negotiations with the shareholders of Quobly SAS, a leading French technology company pioneering the development of silicon-based quantum computers (“QUOBLY”), to make an initial minority investment and then potentially acquire a majority stake in QUOBLY. The proposed transaction remains subject to the negotiation and execution of definitive agreements, completion of financial, legal, technical and commercial due diligence, receipt of required corporate and regulatory approvals, and the satisfaction of other customary closing conditions.

These exclusive negotiations result from the execution of a non-binding Memorandum of Understanding that contemplates a multi-stage transaction.

This transaction is anchored within SEALSQ’s Quantum strategy and supported in part by its dedicated Quantum Fund designed to accelerate the emergence of sovereign, secure, and industrial-scale quantum technologies across Europe. If completed, the transaction would result in a total investment of approximately $200M by SEALSQ in return for a majority stake in QUOBLY.

The entering into exclusive negotiations with QUOBLY follows the ongoing strategic collaboration between SEALSQ and QUOBLY, announced on November 21, 2025. The collaboration as proposed to be expanded, plans to deliver accelerated benefits, including joint leadership in trustworthy and industrialized quantum computers and enhance EU and US market expansion.

SEALSQ and QUOBLY aim to establish a reference platform for secure-by-design quantum computing to define how quantum-resistant security can be embedded directly into future quantum infrastructures serving defense, intelligence, financial services, pharmaceuticals, and other mission-critical sectors.

Maud Vinet, Co-Founder and Chief Executive Officer of QUOBLY, commented: “This proposed transaction by SEALSQ marks an important step in QUOBLY’s industrial journey. Joining forces with a global leader in post-quantum security and semiconductor expert accelerates our ability to bring secure, scalable silicon-based quantum processors to market, and to expand internationally while consolidating our technological roadmap.”

Carlos Moreira, Founder and Chief Executive Officer of WISeKey, stated: “The proposed acquisition of QUOBLY is fully aligned with our Quantum roadmap. As quantum computing becomes a strategic infrastructure, security must be embedded at the hardware level from day one. QUOBLY’s CMOS-compatible quantum technology, combined with SEALSQ’s post-quantum Root-of-Trust capabilities, creates a unique platform to build sovereign, trusted, and industrialized quantum systems for Europe, and their strategic partners.”

About Quobly:

Quobly is a pioneer in quantum microelectronics, developing silicon-based quantum chips using proven semiconductor manufacturing processes. Founded in 2022 in Grenoble, France, the company builds on over 15 years of collaborative research between world-class institutions CEA-Leti and CNRS, combining expertise in quantum physics and microelectronics. Co-founded by Maud Vinet, Ph.D. in quantum physics, author of 300+ papers and 70+ patents, and Tristan Meunier, a leading expert in semiconductor quantum engineering trained under Nobel laureate Serge Haroche, Quobly bridges science and industry to make quantum computing scalable and manufacturable.

Quobly has a strategic partnership with STMicroelectronics to accelerate the industrialization of its silicon quantum chips. In 2023, Quobly raised €19 million, a record European seed round for a quantum hardware startup, followed in 2025 by €21 million to advance its Q100T program, a key step toward fault-tolerant quantum computing.

Quobly media contacts

marie.cabrieres@quobly.io

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer

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This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com